EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF CORPORATION	Jurisdiction of incorporation or organization	% of Voting Securities Held at December 31, 2010(a)

Kronos Canada, Inc.	Canada	100
Kronos International, Inc.	Delaware	100
Kronos Titan GmbH	Germany	100
Société Industrielle du Titane, S.A.	France	99
Kronos Limited	United Kingdom	100
Kronos Denmark ApS	Denmark	100
Kronos Europe S.A./N.V.	Belgium	100
Kronos B.V.	Holland	100
Kronos Norge A/S	Norway	100
Kronos Titan A/S	Norway	100
Titania A/S	Norway	100
The Jossingfjord Manufacturing Company A/S	Norway	100
Kronos Louisiana, Inc.	Delaware	100
Kronos (US), Inc.	Delaware	100
Louisiana Pigment Company, L.P.	Delaware	50

(a)Held by the Registrant or the indicated subsidiary of the Registrant